Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com
October 21, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attention:  Jennifer Riegel, Esq.

Re:	OXiGENE, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 10, 2008 File No. 0-21990
Ladies and Gentlemen:
     On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated October 17, 2008 from Jeffrey Riedler of the Staff to James B. Murphy, the Company’s Vice President and Chief Financial Officer (the “Comment Letter”).
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
Proposal 1, page 3
     1.   Comment:   Please revise your proxy statement to disclose the aggregate number of shares that could be issued under all of the share issuance agreements. Please also include in this revised disclosure the percentage of your outstanding shares that will be held by Symphony ViDA Holdings LLC if these shares are all issued.
            Response:   In response to the Staff’s comment, the Company has added the following paragraph after the first paragraph on page 3 under Proposal 1.
     The aggregate number of shares that we are requesting approval to issue under the Share Issuance Agreements is 26,281,877 shares of our common stock. If all of these shares were to be issued, and assuming no other issuances of shares, based on our currently outstanding shares of common stock, Holdings would own approximately 52.4% of our common stock. The 26,281,877 shares issuable under
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
October 21, 2008

the Share Issuance Agreements are comprised of the following numbers of shares: (1) 11,281,877 shares underlying the warrant issued to Holdings on October 17, 2008, (2) 1,000,000 shares issuable pursuant to the Additional Funding Agreement, (3) 4,000,000 shares issuable pursuant to the Novated and Restated Technology License Agreement, and (4) 10,000,000 shares issuable pursuant to the Purchase Option Agreement. While the numbers of shares issuable pursuant to the warrant and the Novated and Restated Technology License Agreement are fixed, the numbers of shares issuable pursuant to the Additional Funding Agreement and the Purchase Option Agreement will be based, in part, on our stock price at the time the shares are issued. We have calculated these assumed numbers of shares using a stock price of $1.00 per share. Please note that the aggregate number of shares issuable under the Share Issuance Agreements represents an estimate based on the current price of our common stock, and may change.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.

Sincerely,
/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission Jeffrey Riedler, Esq. Jennifer Riegel, Esq.

OXiGENE, Inc. Mr. John A. Kollins Mr. James Murphy

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq.